===============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

+------------------------------------------------------------------------------+
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
                           MD HEALTHSHARES CORPORATION
--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                              3029 S. Sherwood Forest Boulevard, Suite 200
--------------------------------------------------------------------------------
City, State and Zip Code      Baton Rouge, Louisiana 70816
--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

       The Company has been unable to timely complete its analysis of certain accounting issues relating to (i) its receipt of a certain lump sum payment from Advantage Health Plan, Inc.
       in December, 1998 for the acceptance of certain converted managed health care business, and (ii) its reserves for incurred but unreported claims.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Adam A. Short
       Chief Financial Officer           (225)                293-3272
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that it will report net income for the first quarter of 1999 in excess of $400,000, as compared to a net loss of $640,192 for the first quarter of 1998.
================================================================================

                          MD HEALTHSHARES CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 1999                       By /s/ ADAM A. SHORT
    ------------------------------        --------------------------------------
                                          Adam A. Short
                                          Chief Financial Officer